Exhibit 4.4

TINTRI, INC.

INDUCEMENT PLAN

NOTICE OF RESTRICTED STOCK UNIT AWARD AND RESTRICTED STOCK UNIT AGREEMENT

Capitalized terms that are not defined in this Notice of Restricted Stock Unit Award and Restricted Stock Unit Agreement (the “Notice of Grant”), the Terms and Conditions of Restricted Stock Unit Award, or any of the exhibits to these documents (all together, the “Agreement”) have the meanings given to them in the Tintri, Inc. Inducement Plan (the “Plan”).

The Participant has been granted this Restricted Stock Unit (“RSU”) award according to the terms below and subject to the terms and conditions of the Plan and this Agreement, as follows:

Participant

Grant Number

Grant Date

Vesting Start Date

Quarterly Vesting Dates	March 15, June 15, September 15, and December 15

Number of RSUs Granted

Vesting Schedule:

Unless the vesting is accelerated, these RSUs will vest on the following schedule:

[If the Participant continues to be a Service Provider through each such date, 25% of these RSUs will vest on the first Quarterly Vesting Date after the first anniversary of the Vesting Start Date and 1/12th of the remaining RSUs will vest each Quarterly Vesting Date thereafter on the same day of the month as the Vesting Start Date. All vesting will be rounded in accordance with Section 3(f) of the Plan.]

If the Participant ceases to be a Service Provider for any or no reason before he or she fully vests in these RSUs, the unvested RSUs will terminate according to the terms of Section 5 of this Agreement.

The Participant’s signature below indicates that:

(i)	He or she agrees that this Restricted Stock Unit award is granted under and governed by the terms and conditions of the Plan and this Agreement, including their exhibits and appendices.

(ii)	He or she understands that the Company is not providing any tax, legal, or financial advice and is not making any recommendations regarding his or her participation in the Plan or his or her acquisition or sale of Shares.

(iii)	He or she has reviewed the Plan and this Agreement, has had an opportunity to obtain the advice of personal tax, legal, and financial advisors prior to signing this Agreement, and fully understands all provisions of the Plan and Agreement. He or she will consult with his or her own personal tax, legal, and financial advisors before taking any action related to the Plan.

(iv)	He or she has read and agrees to each provision of Section 10 of this Agreement.

(v)	He or she will notify the Company of any change to the contact address below.

PARTICIPANT

Signature

Address:

EXHIBIT A

TERMS AND CONDITIONS OF RESTRICTED STOCK UNIT AWARD

1. Grant. The Company grants the Participant an award of RSUs as described in the Notice of Grant. If there is a conflict between the Plan, this Agreement, or any other agreement with the Participant governing these RSUs, those documents will take precedence and prevail in the following order: (a) the Plan, (b) the Agreement, and (c) any other agreement between the Company and the Participant governing these RSUs.

2. Company’s Obligation to Pay. Each RSU is a right to receive a Share on the date it vests. Until an RSU vests, the Participant has no right to payment of the Share. Before a vested RSU is paid, the RSU is an unsecured obligation of the Company, payable (if at all) only from the Company’s general assets. A vested RSU will be paid to the Participant (or in the event of his or her death, to his or her estate) in whole Shares as soon as practicable after vesting (but no later than 60 days following the vesting date), subject to him or her satisfying any obligations for Tax-Related Items (as defined in Section 7 of this Agreement) and any delay in payment required under Section 7 of this Agreement. The Participant cannot specify (directly or indirectly) the taxable year of the payment of any vested RSU under this Agreement.

3. Vesting. These RSUs will vest only under the Vesting Schedule in the Notice of Grant, Section 4 of this Agreement, or Section 13 of the Plan. RSUs scheduled to vest on a certain date or upon the occurrence of a certain condition will not vest unless the Participant continues to be a Service Provider until the time such vesting is scheduled to occur. The Administrator may modify the Vesting Schedule according to its authority under the Plan if the Participant takes a leave of absence or has a reduction in hours worked.

4. Administrator Discretion. The Administrator has the discretion to accelerate the vesting of any RSUs at any time, subject to the terms of the Plan. In that case, those RSUs will be vested as of the date specified by the Administrator.

5. Forfeiture upon Termination of Status as a Service Provider. Upon the Participant’s termination as a Service Provider for any reason, these RSUs will immediately stop vesting and any of these RSUs that have not yet vested will be forfeited by the Participant upon: (a) the 30th day following the Termination of Status Date (or any earlier date on or following the Termination of Status Date determined by the Administrator) if Participant’s termination as a Service Provider is due to the Participant’s death or (b) the Termination of Status Date if Participant’s termination as a Service Provider is for any reason other than the Participant’s death, in all cases, subject to Applicable Laws. The date of the Participant’s termination as a Service Provider is detailed in Section 3(c) of the Plan.

6. Death of Participant. Any distribution or delivery to be made to the Participant under this Agreement will, if he or she is then deceased, be made to the administrator or executor of his or her estate or, if the Administrator permits, his or her designated beneficiary. Any such transferee must furnish the Company with (a) written notice of his or her status as transferee, and (b) evidence satisfactory to the Company to establish the validity of the transfer and compliance with any laws or regulations that apply to the transfer.

7. Tax Obligations.

(a) Tax Withholding.

(i) No Shares will be issued to the Participant until he or she makes satisfactory arrangements (as determined by the Administrator) for the payment of income, employment, social insurance, National Insurance Contributions, payroll tax, fringe benefit tax, payment on account, or other tax-related items related to his or her participation in the Plan and legally applicable to him or her that the Administrator determines must be withheld (“Tax-Related Items”), including those that result from the grant, vesting, or payment of these RSUs, the subsequent sale of Shares acquired pursuant to such payment, or the receipt of any dividends. If the Participant is a non-U.S. employee, the method of payment of Tax-Related Items may be restricted by any Appendix. If the Participant fails to make satisfactory arrangements for the payment of any Tax-Related Items under this Agreement when any of these RSUs otherwise are supposed to vest or Tax-Related Items related to RSUs otherwise are due, he or she will permanently forfeit the applicable RSUs and any right to receive Shares under such RSUs, and such RSUs will be returned to the Company at no cost to the Company.

(ii) The Company has the right (but not the obligation) to satisfy any Tax-Related Items by withholding from proceeds of a sale of Shares acquired upon payment of these RSUs arranged by the Company (on the Participant’s behalf pursuant to this authorization without further consent), and this will be the method by which such tax withholding obligations are satisfied, subject to Applicable Laws.

(iii) The Company also has the right (but not the obligation) to satisfy any Tax-Related Items by reducing the number of Shares otherwise deliverable to the Participant).

(iv) Further, if the Participant is subject to taxation in more than one jurisdiction between the Grant Date and the date of any relevant taxable or tax withholding event, the Company and/or any member of the Company Group for whom he or she is performing services (each, an “Employer”) or former Employer(s) may withhold or account for tax in more than one jurisdiction.

(v) Regardless of any action of the Company or the Employer(s), the Participant acknowledges that the ultimate liability for all Tax-Related Items is and remains his or her responsibility and may exceed the amount actually withheld by the Company or the Employer(s). The Participant further acknowledges that the Company and the Employer(s) (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of these RSUs and (2) do not commit to and are under no obligation to structure the terms of the grant or any aspect of these RSUs to reduce or eliminate his or her liability for Tax-Related Items or achieve any particular tax result.

(b) Code Section 409A. This Section 7(b) does not apply if the Participant is not a U.S. taxpayer.

(i) If the vesting of any RSUs is accelerated in connection with a termination of the Participant’s status as a Service Provider that is a “separation from service” within the meaning of Code Section 409A and (x) the Participant is a “specified employee” within the meaning of Code Section 409A at that time and (y) the payment of such accelerated RSUs would result in the imposition of additional tax under Code Section 409A if paid to the Participant within the 6-month period following such termination, then the accelerated RSUs will not be paid until the first day after the 6-month period ends.

(ii) If the Participant’s status as a Service Provider terminates due to death or the Participant dies after he or she stops being a Service Provider, the delay under Section 7(b)(i) of this Agreement will not apply, and these RSUs will be paid in Shares to the Participant’s estate as soon as practicable.

(iii) All payments and benefits under this Agreement are intended to be exempt from Code Section 409A or comply with any requirements necessary to avoid the imposition of additional tax under Code Section 409A(a)(1)(B) so that none of these RSUs or Shares issuable upon the vesting of RSUs will be subject to the additional tax imposed under Code Section 409A, and any ambiguities will be interpreted according to that intent.

(iv) Each payment under this Agreement is a separate payment under Treasury Regulations Section 1.409A-2(b)(2).

8. Forfeiture or Clawback. These RSUs (including any proceeds, gains or other economic benefit received by the Participant from any subsequent sale of Shares issued upon payment of the RSUs) will be subject to any compensation recovery or clawback policy implemented by the Company before or after the date of this Agreement to comply with the requirements of Applicable Laws.

9. Rights as Stockholder. The Participant’s rights as a stockholder of the Company (including the right to vote and to receive dividends and distributions) will not begin until Shares have been issued and recorded on the records of the Company or its transfer agents or registrars.

10. Acknowledgements and Agreements. The Participant’s signature on the Notice of Grant accepting these RSUs indicates that:

(a) HE OR SHE ACKNOWLEDGES AND AGREES THAT THE VESTING OF THESE RSUS IS EARNED ONLY BY CONTINUING AS A SERVICE PROVIDER AND THAT BEING HIRED OR BEING GRANTED THESE RSUS WILL NOT RESULT IN VESTING.

(b) HE OR SHE FURTHER ACKNOWLEDGES AND AGREES THAT THESE RSUS AND THIS AGREEMENT DO NOT CREATE AN EXPRESS OR IMPLIED PROMISE OF CONTINUED ENGAGEMENT AS A SERVICE PROVIDER FOR THE VESTING PERIOD, FOR ANY PERIOD, OR AT ALL AND DOES NOT INTERFERE IN ANY WAY WITH HIS OR HER RIGHT OR THE RIGHT OF THE EMPLOYER(S) TO TERMINATE HIS OR HER RELATIONSHIP AS A SERVICE PROVIDER AT ANY TIME, WITH OR WITHOUT CAUSE, SUBJECT TO APPLICABLE LAWS.

(c) The Participant agrees that this Agreement and its incorporated documents reflect all agreements on its subject matters and that he or she is not accepting this Agreement based on any promises, representations, or inducements other than those reflected in the Agreement.

(d) The Participant agrees that the Company’s delivery of any documents related to the Plan or these RSUs (including the Plan, the Agreement, the Plan’s prospectus, and any reports of the Company provided generally to the Company’s stockholders) to him or her may be made by electronic delivery, which may include the delivery of a link to a Company intranet or to the Internet site of a third party involved in administering the Plan, the delivery of the document via e-mail, or any other means of electronic delivery specified by the Company. If the attempted electronic delivery of such documents fails, the Participant will be provided with a paper copy of the documents. The Participant acknowledges that he or she may receive from the Company a paper copy of any documents that were delivered electronically at no cost to him or her by contacting the Company by telephone or in writing. The Participant may revoke his or her consent to the electronic delivery of documents or may change the electronic mail address to which such documents are to be delivered (if the Participant has provided an electronic mail address) at any time by notifying the Company of such revoked consent or revised e-mail address by telephone, postal service or electronic mail. Finally, the Participant understands that he or she is not required to consent to electronic delivery of documents.

(e) The Participant may deliver any documents related to the Plan or these RSUs to the Company by e-mail or any other means of electronic delivery approved by the Administrator, but he or she must provide the Company or any designated third party administrator with a paper copy of any documents if his or her attempted electronic delivery of such documents fails.

(f) The Participant accepts that all good faith decisions or interpretations of the Administrator regarding the Plan and Awards under the Plan are binding, conclusive, and final. No member of the Administrator will be personally liable for any such decisions or interpretations.

(g) The Participant agrees that the Plan is established voluntarily by the Company, is discretionary in nature, and may be amended, suspended, or terminated by the Company at any time, to the extent permitted by the Plan.

(h) The Participant agrees that the grant of these RSUs is voluntary and occasional and does not create any contractual or other right to receive future grants of restricted stock units or benefits in lieu of restricted stock units, even if restricted stock units have been granted in the past.

(i) The Participant agrees that any decisions regarding future Awards will be in the Company’s sole discretion.

(j) The Participant agrees that he or she is voluntarily participating in the Plan.

(k) The Participant agrees that these RSUs and any Shares acquired under these RSUs are not intended to replace any pension rights or compensation.

(l) The Participant agrees that these RSUs, any Shares acquired under these RSUs, and their income and value, are not part of normal or expected compensation for any purpose, including for calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, holiday pay, long-service awards, pension or retirement or welfare benefits, or similar payments.

(m) The Participant agrees that the future value of the Shares underlying these RSUs is unknown, indeterminable, and cannot be predicted with certainty.

(n) The Participant agrees that, for purposes of these RSUs, his or her engagement as a Service Provider is terminated as of the Termination of Status Date (regardless of the reason for such termination and whether or not the termination is later found to be invalid or in breach of employment laws in the jurisdiction where he or she is a Service Provider or the terms of his or her service agreement, if any), unless otherwise expressly provided in this Agreement or determined by the Administrator.

(o) The Participant agrees that any right to vest in these RSUs terminates as of the Termination of Status Date and will not be extended by any notice period (e.g., the period that he or she is a Service Provider would not include any contractual notice period or any period of “garden leave” or similar period mandated under employment laws (including common law, if applicable) in the jurisdiction where he or she is a Service Provider or by his or her service agreement or employment agreement, if any, unless he or she is providing bona fide services during such time).

(p) The Participant agrees that the Administrator has the exclusive discretion to determine when he or she is no longer actively providing services for purposes of these RSUs (including whether he or she is still considered to be providing services while on a leave of absence).

(q) The Participant agrees that no member of the Company Group is liable for any foreign exchange rate fluctuation between the Participant’s local currency and the United States Dollar that may affect the value of these RSUs or of any amounts due to him or her from the payment of these RSUs or the subsequent sale of any Shares acquired upon such payment.

(r) The Participant has read and agrees to the Data Privacy Provisions of Section 11 of this Agreement.

(s) The Participant agrees that he or she has no claim or entitlement to compensation or damages from any forfeiture of these RSUs resulting from the termination of his or her status as a Service Provider (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where he or she is a Service Provider or the terms of his or her service agreement, if any), and in consideration of the grant of these RSUs to which he or she is otherwise not entitled, he or she irrevocably agrees never to institute any claim against the Company or any member of the Company Group, waives his or her ability (if any) to bring any such claim, and releases the Company and all members of the Company Group from any such claim. If any such claim is nevertheless allowed by a court of competent jurisdiction, then the Participant’s participation in the Plan constitutes his or her irrevocable agreement to not pursue such claim and to execute any and all documents necessary to request dismissal or withdrawal of such claim.

11. Data Privacy.

(a) The Participant voluntarily consents to the collection, use and transfer, in electronic or other form, of his or her personal data as described in this Agreement and any other Award materials (“Data”) by and among, as applicable, the Employer(s), the Company and any member of the Company Group for the exclusive purpose of implementing, administering, and managing his or her participation in the Plan.

(b) The Participant understands that the Company and the Employer(s) may hold certain personal information about him or her, including, but not limited to, his or her name, home address and telephone number, date of birth, social insurance number, or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all equity awards or any other entitlement to stock awarded, canceled, exercised, vested, unvested or outstanding in his or her favor, for the exclusive purpose of implementing, administering, and managing the Plan.

(c) The Participant understands that Data will be transferred to one or more a stock plan service provider(s) selected by the Company, which may assist the Company with the implementation, administration, and management of the Plan. The Participant understands that the recipients of the Data may be located in the United States or elsewhere, and that the recipient’s country (e.g., the United States) may have different data privacy laws and protections than his or her country. The Participant understands that if he or she resides outside the United States, he or she may request a list with the names and addresses of any potential recipients of the Data by contacting his or her local human resources representative. The Participant authorizes the Company and any other possible recipients that may assist the Company (presently or in the future) with implementing, administering and managing the Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing his or her participation in the Plan.

(d) The Participant understands that Data will be held only as long as is necessary to implement, administer and manage his or her participation in the Plan. The Participant understands that if he or she resides in certain jurisdictions outside the United States, to the extent required by Applicable Laws, he or she may, at any time, request access to Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents given by accepting these RSUs, in any case without cost, by contacting in writing his or her local human resources representative. Further, the Participant understands that he or she is providing these consents on a purely voluntary basis. If the Participant does not consent or if he or she later seeks to revoke his or her consent, his or her engagement as a Service Provider with the Employer(s) will not be adversely affected; the only consequence of refusing or withdrawing his or her consent is that the Company will not be able to grant him or her awards under the Plan or administer or maintain awards. Therefore, the Participant understands that refusing or withdrawing his or her consent may affect his or her ability to participate in the Plan (including the right to retain these RSUs). The Participant understands that he or she may contact his or her local human resources representative for more information on the consequences of his or her refusal to consent or withdrawal of consent.

12. Miscellaneous.

(a) Address for Notices. Any notice to be given to the Company under the terms of this Agreement must be addressed to the Company at Tintri, Inc., 303 Ravendale Drive, Mountain View, CA 94043 until the Company designates another address in writing.

(b) Non-Transferability of RSUs. These RSUs may not be transferred other than by will or the laws of descent or distribution.

(c) Binding Agreement. If any RSUs are transferred, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors, and assigns of the parties to this Agreement.

(d) Additional Conditions to Issuance of Stock. If the Company determines that the listing, registration, qualification, or rule compliance of the Common Stock on any securities exchange or under any state, federal, or foreign law or the tax code and related regulations or the consent or approval of any governmental regulatory authority is necessary or desirable as a condition to the issuance of Shares to the Participant (or his or her estate), the Company will try to meet the requirements of any such state, federal, or foreign law or securities exchange and to obtain any such consent or approval of any such governmental authority or securities exchange, but the Shares will not be issued until such conditions have been met in a manner acceptable to the Company.

(e) Captions. Captions provided in this Agreement are for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

(f) Agreement Severable. If any provision of this Agreement is held invalid or unenforceable, that provision will be severed from the remaining provisions of this Agreement and the invalidity or unenforceability will have no effect on the remainder of the Agreement.

(g) Non-U.S. Appendix. These RSUs are subject to any special terms and conditions set forth in any appendix to this Agreement for the Participant’s country (the “Appendix”). If the Participant relocates to a country included in the Appendix, the special terms and conditions for that country will apply to him or her to the extent the Company determines that applying such terms and conditions is necessary or advisable for legal or administrative reasons.

(h) Choice of Law; Choice of Forum. The Plan, this Agreement, these RSUs, and all determinations made and actions taken under the Plan, to the extent not otherwise governed by the laws of the United States, will be governed by the laws of the State of Delaware without giving effect to principles of conflicts of law. For purposes of litigating any dispute that arises under the Plan, the Participant’s acceptance of these RSUs is his or her consent to the jurisdiction of the State of Delaware and his or her agreement that any such litigation will be conducted in the Delaware Court of Chancery or the federal courts for the United States for the District of Delaware and no other courts, regardless of where he or she is performing services.

(i) Modifications to the Agreement. The Plan and this Agreement constitute the entire understanding of the parties on the subjects covered. The Participant expressly warrants that he or she is not accepting this Agreement in reliance on any promises, representations, or inducements other than those contained herein. Modifications to this Agreement or the Plan can be made only in an express written contract executed by a duly authorized officer of the Company. The Company reserves the right to revise the Agreement as it deems necessary or advisable, in its sole discretion and without the consent of the Participant, to comply with Code Section 409A, to otherwise avoid imposition of any additional tax or income recognition under Code Section 409A in connection with these RSUs, or to comply with other Applicable Laws.

(j) Waiver. The Participant acknowledges that a waiver by the Company of a breach of any provision of this Agreement will not operate or be construed as a waiver of any other provision of this Agreement or of any subsequent breach of this Agreement by him or her.

EXHIBIT B

APPENDIX TO RESTRICTED STOCK UNIT AGREEMENT

Terms and Conditions

This Appendix to Restricted Stock Unit Agreement (the “Appendix”) includes additional terms and conditions that govern these RSUs granted to the Participant under the Plan if he or she resides in one of the countries listed below on the Grant Date or he or she moves to one of the listed countries.

Notifications

This Appendix may also include information regarding exchange controls and certain other issues of which the Participant should be aware with respect to participation in the Plan. The information is based on the securities, exchange control, and other Applicable Laws in effect in the respective countries as of March 2018. Such Applicable Laws are often complex and change frequently. As a result, the Company strongly recommends that the Participant not rely on the information in this Appendix as the only source of information relating to the consequences of participation in the Plan because the information may be out of date at the time the Participant sells Shares acquired under the Plan.

In addition, the information contained in this Appendix is general in nature and may not apply to the Participant’s particular situation, and the Company is not in a position to assure him or her of a particular result. The Participant is advised to seek appropriate professional advice as to how the Applicable Laws in his or her country may apply to his or her situation.

Finally, if the Participant is a citizen or resident of a country other than the one in which he or she is currently working, transfers employment after these RSUs are granted, or is considered a resident of another country for local law purposes, the information in this Appendix may not apply to him or her, and the Administrator will determine to what extent the terms and conditions in this Appendix apply.

Countries